QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)of
the Securities Exchange Act of 1934

ACCELRYS, INC.
(Name of Subject Company (Issuer))

3DS ACQUISITION CORP.
(Offeror)
A Wholly Owned Direct Subsidiary of

DASSAULT SYSTEMES AMERICAS CORP.
(Offeror)
A Wholly Owned Indirect Subsidiary of

DASSAULT SYSTÈMES SA
(Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

00430U103
(CUSIP Number of Class of Securities)

Samia Sellam, Esq.
Dassault Systèmes
10 rue Marcel Dassault, CS 40501
78946 Vélizy-Villacoublay Cedex
France
+ 33 1 61 62 71 94
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:
Andrew R. Thompson, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019-7475
(212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

$762,993,178.02	$98,273.52

(1)
Estimated for purposes of calculating the filing fee only. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share, of Accelrys, Inc. ("Accelrys"), at a price of $12.50 per share, net to the seller in cash, without interest and subject to any required withholding of taxes. Such shares consist of (i) 55,712,233 shares of common stock of Accelrys that were issued and outstanding as of February 12, 2014; (ii) 6,591,740 shares of common stock of Accelrys potentially issuable upon exercise of outstanding exercisable in-the-money stock options as of February 12, 2014; (iii) up to 1,558,417 shares of common stock of Accelrys subject to outstanding restricted stock units of Accelrys outstanding as of February 12, 2014 that may undergo accelerating vesting and be settled for shares of common stock of Accelrys in connection with the Offer; and (iv) 1,216,181 shares reserved for issuance under Accelrys' employee stock purchase plans. The foregoing figures have been provided by Accelrys and are accurate as of February 12, 2014, the most recent practicable date.

(2)
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for fiscal year 2014, issued August 30, 2013, by multiplying the transaction value by 0.00012880

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: n/a	Filing Party: n/a
Form of Registration No.: n/a	Date Filed: n/a
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
Third-party tender offer subject to Rule 14d-1.

☐
Issuer tender offer subject to Rule 13e-4.

☐
Going-private transaction subject to Rule 13e-3.

☐
Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

        This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this "Schedule TO") is filed by: (i) 3DS Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly owned direct subsidiary of Dassault Systemes Americas Corp., a Delaware corporation ("Parent") and a wholly owned indirect subsidiary of Dassault Systèmes SA, a French corporation with limited liability ("Dassault Systèmes SA"); (ii) Parent and (iii) Dassault Systèmes SA. This Schedule TO relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share ("Shares"), of Accelrys, Inc., a Delaware corporation (the "Accelrys"), at a price of $12.50 per Share, net to the seller in cash, without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 13, 2014 (together with any amendments and supplements thereto, the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

        Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Item 1.    Summary Term Sheet.

        The information set forth in the section of the Offer to Purchase entitled "Summary Term Sheet" is incorporated herein by reference.

Item 2.    Subject Company Information.

        (a)   The name of the subject company and the issuer of the securities to which this Schedule TO relates is Accelrys, Inc., a Delaware corporation. Accelrys' principal executive offices are located at 5005 Wateridge Vista Drive, San Diego, California 92121. Accelrys' telephone number at such address is (858) 799-5000.

        (b)   This Schedule TO relates to all outstanding Shares. Accelrys has advised Parent that, as of February 12, 2014, 55,712,233 Shares were issued and outstanding. The information set forth in the section of the Offer to Purchase entitled "Introduction" is incorporated herein by reference.

        (c)   The information set forth in the section of the Offer to Purchase entitled "Price Range of Shares; Dividends" is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

        (a) - (c) This Schedule TO is filed by Dassault Systèmes SA, Parent and Purchaser. The information set forth in the section of the Offer to Purchase entitled "Certain Information Concerning Dassault Systèmes SA, Parent and Purchaser" and in Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4.    Terms of the Transaction.

        The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        The information set forth in the sections of the Offer to Purchase entitled "Summary Term Sheet," "Introduction," "Certain Information Concerning Dassault Systèmes SA, Parent and Purchaser," "Background of the Offer; Past Contacts or Negotiations with Accelrys," "The Transaction Agreements" and "Purpose of the Offer; Plans for Accelrys" is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

        The information set forth in the sections of the Offer to Purchase entitled "Summary Term Sheet," "Introduction," "The Transaction Agreements," "Purpose of the Offer; Plans for Accelrys," "Certain Effects of the Offer" and "Dividends and Distributions" is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

        The information set forth in the section of the Offer to Purchase entitled "Source and Amount of Funds" is incorporated herein by reference.

Item 8.    Interest in Securities of the Subject Company.

        The information set forth in the sections of the Offer to Purchase entitled "Certain Information Concerning Dassault Systèmes SA, Parent and Purchaser," "Purpose of the Offer; Plans for Accelrys" and "The Transaction Agreements" is incorporated herein by reference.

Item 9.    Persons/Assets Retained, Employed, Compensated or Used.

        The information set forth in the section of the Offer to Purchase entitled "Fees and Expenses" is incorporated herein by reference.

Item 10.    Financial Statements.

        Not applicable.

Item 11.    Additional Information.

        (a)(1)  The information set forth in the sections of the Offer to Purchase entitled "Certain Information Concerning Dassault Systèmes SA, Parent and Purchaser," "Background of the Offer; Past Contacts or Negotiations with Accelrys," "Purpose of the Offer; Plans for Accelrys" and "The Transaction Agreements" is incorporated herein by reference.

        (a)(2)  The information set forth in the sections of the Offer to Purchase entitled "Purpose of the Offer; Plans for Accelrys," "Certain Conditions of the Offer" and "Certain Legal Matters; Regulatory Approvals" is incorporated herein by reference.

        (a)(3)  The information set forth in the sections of the Offer to Purchase entitled "Certain Conditions of the Offer" and "Certain Legal Matters; Regulatory Approvals" is incorporated herein by reference.

        (a)(4)  The information set forth in the sections of the Offer to Purchase entitled "Certain Effects of the Offer" and "Certain Legal Matters; Regulatory Approvals" is incorporated herein by reference.

        (a)(5)  The information set forth in the section of the Offer to Purchase entitled "Certain Legal Matters; Regulatory Approvals" is incorporated herein by reference.

        (c)   The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.    Exhibits.

Exhibit	Exhibit Name
(a)(1)(A)	Offer to Purchase dated February 13, 2014.*
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5)(A)
Joint Press Release issued by Dassault Systèmes SA and Accelrys, Inc. on January 30, 2014, incorporated herein by reference to Exhibit 99.1 of the Schedule TO-C filed by Dassault Systèmes SA on January 30, 2014.

Exhibit	Exhibit Name
(a)(5)(B)	Website material published by Dassault Systèmes SA on January 30, 2014, incorporated herein by reference to Exhibit 99.2 of the Schedule TO-C filed by Dassault Systèmes SA on January 30, 2014.
(a)(5)(C)	Presentation Slides issued by Dassault Systèmes SA on January 30, 2014, incorporated herein by reference to Exhibit 99.1 of the Schedule TO-C filed by Dassault Systèmes SA on January 31, 2014.
(a)(5)(D)
Script of conference call on January 30, 2014 issued by Dassault Systèmes SA on January 31, 2014, incorporated herein by reference to Exhibit 99.2 of the Schedule TO-C filed by Dassault Systèmes SA on January 31, 2014.
(a)(5)(E)
Transcript of conference call on January 30, 2014 issued by Dassault Systèmes SA on January 31, 2014, incorporated herein by reference to Exhibit 99.3 of the Schedule TO-C filed by Dassault Systèmes SA on January 31, 2014.
(a)(5)(F)	Updated website material published by Dassault Systèmes SA on January 31, 2014, incorporated herein by reference to Exhibit 99.4 of the Schedule TO-C filed by Dassault Systèmes SA on January 31, 2014.
(a)(5)(G)	Website material published by Dassault Systèmes SA on January 30, 2014, incorporated herein by reference to Exhibit 99.5 of the Schedule TO-C filed by Dassault Systèmes SA on January 31, 2014.
(a)(5)(H)	Updated website material published by Dassault Systèmes SA on February 4, 2014, incorporated herein by reference to Exhibit 99.1 of the Schedule TO-C filed by Dassault Systèmes SA on February 4, 2014.
(a)(5)(I)
Q4 and FY Results Press Release published by Dassault Systèmes SA on February 6, 2014, incorporated herein by reference to Exhibit 99.1 of the Schedule TO-C filed by Dassault Systèmes SA on February 6, 2014.
(a)(5)(J)
Q4 and FY Results Presentation issued by Dassault Systèmes SA on February 6, 2014, incorporated herein by reference to Exhibit 99.2 of the Schedule TO-C filed by Dassault Systèmes SA on February 6, 2014.
(a)(5)(K)
Prepared Remarks for Call on Q4 and FY Results issued by Dassault Systèmes SA on February 6, 2014, incorporated herein by reference to Exhibit 99.3 of the Schedule TO-C filed by Dassault Systèmes SA on February 6, 2014.
(a)(5)(L)
Q4 and FY Results Analysts Meeting Transcript published by Dassault Systèmes SA on February 6, 2014, incorporated herein by reference to Exhibit 99.4 of the Schedule TO-C filed by Dassault Systèmes SA on February 6, 2014.
(a)(5)(M)
Q4 and FY Results Conference Call Transcript published by Dassault Systèmes SA on February 6, 2014, incorporated herein by reference to Exhibit 99.5 of the Schedule TO-C filed by Dassault Systèmes SA on February 6, 2014.
(a)(5)(N)	Summary Newspaper Advertisement as published in The New York Times on February 13, 2014.*
(d)(1)
Agreement and Plan of Merger dated as of January 30, 2014, among Dassault Systemes Americas Corp., 3DS Acquisition Corp. and Accelrys, Inc., incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Accelrys, Inc. on January 30, 2014.
(d)(2)	Confidentiality Agreement, dated as of January 6, 2014, between Dassault Systèmes SA and Accelrys, Inc.*
(g)	Not applicable.

Exhibit	Exhibit Name
(h)	Not applicable.

*
Filed herewith

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

 SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Dated: February 13, 2014

DASSAULT SYSTÈMES SA
By	/s/ BERNARD CHARLÈS
	Name:	Bernard Charlès
	Title:	President and Chief Executive Officer
DASSAULT SYSTEMES AMERICAS CORP.
By	/s/ BRUNO LATCHAGUE
	Name:	Bruno Latchague
	Title:	Managing Director
3DS ACQUISITION CORP.
By	/s/ BERNARD CHARLÈS
	Name:	Bernard Charlès
	Title:	President and Chief Executive Officer

[Signature Page to Schedule TO]

 Exhibit Index

(a)(1)(A)	Offer to Purchase dated February 13, 2014.*
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5)(A)
Joint Press Release issued by Dassault Systèmes SA and Accelrys, Inc. on January 30, 2014, incorporated herein by reference to Exhibit 99.1 of the Schedule TO-C filed by Dassault Systèmes SA on January 30, 2014.
(a)(5)(B)	Website material published by Dassault Systèmes SA on January 30, 2014, incorporated herein by reference to Exhibit 99.2 of the Schedule TO-C filed by Dassault Systèmes SA on January 30, 2014.
(a)(5)(C)	Presentation Slides issued by Dassault Systèmes SA on January 30, 2014, incorporated herein by reference to Exhibit 99.1 of the Schedule TO-C filed by Dassault Systèmes SA on January 31, 2014.
(a)(5)(D)
Script of conference call on January 30, 2014 issued by Dassault Systèmes SA on January 31, 2014, incorporated herein by reference to Exhibit 99.2 of the Schedule TO-C filed by Dassault Systèmes SA on January 31, 2014.
(a)(5)(E)
Transcript of conference call on January 30, 2014 issued by Dassault Systèmes SA on January 31, 2014, incorporated herein by reference to Exhibit 99.3 of the Schedule TO-C filed by Dassault Systèmes SA on January 31, 2014.
(a)(5)(F)	Updated website material published by Dassault Systèmes SA on January 31, 2014, incorporated herein by reference to Exhibit 99.4 of the Schedule TO-C filed by Dassault Systèmes SA on January 31, 2014.
(a)(5)(G)	Website material published by Dassault Systèmes SA on January 30, 2014, incorporated herein by reference to Exhibit 99.5 of the Schedule TO-C filed by Dassault Systèmes SA on January 31, 2014.
(a)(5)(H)	Updated website material published by Dassault Systèmes SA on February 4, 2014, incorporated herein by reference to Exhibit 99.1 of the Schedule TO-C filed by Dassault Systèmes SA on February 4, 2014.
(a)(5)(I)
Q4 and FY Results Press Release published by Dassault Systèmes SA on February 6, 2014, incorporated herein by reference to Exhibit 99.1 of the Schedule TO-C filed by Dassault Systèmes SA on February 6, 2014.
(a)(5)(J)
Q4 and FY Results Presentation issued by Dassault Systèmes SA on February 6, 2014, incorporated herein by reference to Exhibit 99.2 of the Schedule TO-C filed by Dassault Systèmes SA on February 6, 2014.
(a)(5)(K)
Prepared Remarks for Call on Q4 and FY Results issued by Dassault Systèmes SA on February 6, 2014, incorporated herein by reference to Exhibit 99.3 of the Schedule TO-C filed by Dassault Systèmes SA on February 6, 2014.
(a)(5)(L)
Q4 and FY Results Analysts Meeting Transcript published by Dassault Systèmes SA on February 6, 2014, incorporated herein by reference to Exhibit 99.4 of the Schedule TO-C filed by Dassault Systèmes SA on February 6, 2014.

(a)(5)(M)	Q4 and FY Results Conference Call Transcript published by Dassault Systèmes SA on February 6, 2014, incorporated herein by reference to Exhibit 99.5 of the Schedule TO-C filed by Dassault Systèmes SA on February 6, 2014.
(a)(5)(N)	Summary Newspaper Advertisement as published in The New York Times on February 13, 2014.*
(d)(1)
Agreement and Plan of Merger dated as of January 30, 2014, among Dassault Systemes Americas Corp., 3DS Acquisition Corp. and Accelrys, Inc., incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Accelrys, Inc. on January 30, 2014.
(d)(2)	Confidentiality Agreement, dated as of January 6, 2014, between Dassault Systèmes SA and Accelrys, Inc.*
(g)	Not applicable.
(h)	Not applicable.

*
Filed herewith

QuickLinks

CALCULATION OF FILING FEE
  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURES
Exhibit Index